UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MILL CITY VENTURES III, LTD.
(Name of Issuer)

 COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

59982U 200

(CUSIP Number)

Joseph A. Geraci, II

1907 Wayzata Boulevard, Suite 205

Wayzata, MN 55391

(952) 479-1920

November 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph A. Geraci, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,603 (1)(2)
	8	SHARED VOTING POWER 128,915 (2)(3)
	9	SOLE DISPOSITIVE POWER 583,603 (1)(2)
	10	SHARED DISPOSITIVE POWER 128,915 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,528 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	11.1% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes (a) 325,481 shares of common stock of Mill City Ventures III, Ltd., a Minnesota corporation (the “issuer”) held individually and directly by Mr. Geraci; (b) 7,677 shares of common stock held individually by Mr. Geraci’s spouse; and (c) 445 shares of common stock held by Mr. Geraci as custodian for a child. The reported figure also includes a presently exercisable non-statutory stock option for the purchase of up to 250,000 shares of common stock. The reporting person disclaims beneficial ownership of the common stock held individually by the reporting person’s spouse, and the common stock held by the reporting person as custodian for a child, except to the extent of the reporting person’s individual pecuniary interest therein.

(2)	The reported figures are accurate as of the date of the event requiring the filing of this document, and remain accurate as of the date on which this document is filed.
(3)

The securities held subject to shared voting power are held directly by Lantern Advisers, LLC (“Lantern”). Lantern is controlled by the reporting person and by Mr. Douglas M. Polinsky. Each of the reporting person and Mr. Polinsky share voting and dispositive power over the securities held by Lantern and therefore may be deemed to beneficially own the securities held by Lantern. Each of the reporting person and Mr. Polinsky disclaim beneficial ownership of the securities held by Lantern except to the extent of their individual pecuniary interest therein.

(4)

Based on 6,185,255 shares of common stock of the issuer that were issued and outstanding as of the date of the event requiring the filing of this document. As of the date on which this document is filed, the percentage of common stock of the issuer beneficially owned by the reporting person is 10.7% based on 6,385,255 shares of common stock of the issuer issued and outstanding, as disclosed in the issuer’s Quarterly Report on Form 10-Q filed on November 17, 2023.

Explanatory Note

This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $0.001 per share, of Mill City Ventures III, Ltd., a Minnesota corporation (the “issuer”), and amends the initial statement on Schedule 13D dated February 17, 2009, Amendment No. 1 to Schedule 13D dated February 16, 2010, Amendment No. 2 to Schedule 13D dated February 14, 2011, and Amendment No. 3 to Schedule 13D dated February 17, 2012, filed by Joseph A. Geraci, II (the “reporting person”).  This Amendment No. 4, together with the above-noted initial statement and its earlier amendments, are collectively referred to as the “Schedule 13D.”  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

This Amendment No. 4 is being filed to update the number of shares of common stock of the issuer, and the aggregate percentage of the common stock of the issuer, beneficially owned by the reporting person due to changes in outstanding common stock figures of the issuer resulting from reverse stock splits effected on September 7, 2012 (on a 1-for-11 basis) and on August 11, 2022 (on a 1-for-2.25 basis), prior acquisitions of common stock of the issuer by the reporting person (as previously reported on Form 4 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, together with other filings of the issuer made on Form 10-Q, Form 10-K, and a proxy statement) (and which acquisitions did not require any amendment to the Schedule 13D), and the issuer’s issuance of additional shares of common stock from time to time since the date of the above-noted Amendment No. 3 to Schedule 13D, and not in connection with a disposition of any common stock by the reporting person (apart from the reporting person’s gift of 2,000 shares of common stock of the issuer as previously reported on Form 4 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934).  In addition, the issuance by the issuer of a non-qualified stock option to the reporting person on November 23, 2022 requires the amendment of the Schedule 13D on account of the fact that the number of shares purchasable under the option and beneficially owned by the reporting person, as defined under Rule 13d-13 of the Securities Exchange Act of 1934, exceeded one percent of the issuer’s issued and outstanding common stock.

Item 2. Identity and Background.

Item 2 is hereby amended as follows:  The reporting person’s principal business address is 1907 Wayzata Boulevard, Suite 205, Wayzata MN 55391.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended incorporate the information contained in Item 5(c).

Item 4. Purpose of Transaction.

Item 4 is hereby amended to incorporate the information contained in Item 5(c).

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) and (b):  The information contained on the cover pages to this Amendment No. 4 is incorporated herein by this reference.

(c):  The reporting person effected no transactions during the last 60 days.  This Amendment No. 4 is being filed to disclose the following transaction, as required under applicable rules, which transaction was earlier publicly disclosed on a Form 4 filing made with the SEC under Section 16 of the Securities Exchange Act of 1934 (as well as earlier reports filed by the issuer on Form 10-Q, Form 10-K, and a proxy statement):  On November 23, 2022, the issuer provided the reporting person with a non-qualified ten-year stock option for the purchase of up to 250,000 shares of common stock of the issuer, at a per-share price of $2.12.  The option was issued as stock-based compensation to the reporting person.

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Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Non-Qualified Stock Option Agreement dated as of November 23, 2022, between the reporting person and the issuer.*

99.2	Issuer’s 2022 Stock Incentive Plan, adopted as of November 23, 2022 (incorporated by reference to the issuer’s Definitive Proxy Statement on Form DEF 14A, filed on December 15, 2022).

99.3	Amendment No. 1 to 2022 Stock Incentive Plan, adopted as of August 14, 2023 (incorporated by reference to Exhibit 10.1 to the issuer’s Form 10-Q, filed on August 15, 2023).

____________________

*	Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: November 30, 2023

/s/ Joseph A. Geraci, II
Joseph A. Geraci, II

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